

Mail Stop 4720

August 25, 2017

Todd Etzler
Vice President, General Counsel
Horizon Bancorp
515 Franklin Square
Michigan City, IN 46360

> **Re:** **Horizon Bancorp**
> **Registration Statement on S-4**
> **Filed August 16, 2017**
> **File No. 333-220006**

Dear Mr. Etzler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David P. Hooper, Esq.